April 20, 2005


via facsimile and U.S. mail

Mr. John F. Inserra
Chief Financial Officer
c/o Del Monte Fresh Produce Company
241 Sevilla Avenue
Coral Gables, FL  33134


	Re:	Fresh Del Monte Produce Inc.
		Form 20-F, Filed March 8, 2005
		Form 20-F/A, Filed March 9, 2005
		File No. 333-07708

Dear Mr. Inserra:

      We have reviewed the above filings and have the following comments. We have limited our review to the areas commented on below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2004

General

1. We note the several references in the 20-F to your operations in the Middle East and Africa. We note also the disclosure on p.26 that one of your wholly-owned subsidiaries is Del Monte Fresh Produce (Korea) Ltd., incorporated in Korea. Please identify for us the Middle Eastern and African countries in which you have operations. If any of these operations are in a country identified by the U.S. State Department as a state sponsor of terrorism, or if you have other contacts with any such country, identify each such country for us. Advise us also whether your Korean subsidiary is in North Korea, a country identified by the U.S. State Department as a state sponsor of terrorism.

If any of your operations or other contacts is with a country identified as a state sponsor of terrorism, please advise us of the materiality of those contacts to the Company, and give us your view as to whether those contacts constitute a material investment risk for your security holders. If you have contacts with more than one such country, provide the requested information with respect to your contacts with the countries individually and in the aggregate. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company`s reputation and share value, that a reasonable investor would deem important in making an investment decision.

Controls and Procedures, page 72

2. We note your disclosure that your "Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2004, [your] disclosure controls and procedures are effective in providing reasonable assurance that information relating to [you] that is required to be included in [your] periodic filings with the SEC is recorded, processed, summarized and reported as and when required."
Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e).

Closing Comments

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure revisions to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Regina Balderas, Staff Accountant, at (202) 942-7768 or, in her absence, Jill Davis, Branch Chief, at (202) 942-
1996 if you have questions regarding comments on the financial statements and related matters. Direct questions relating to all other disclosure issues to the undersigned at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


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Fresh Del Monte Produce Inc.
April 20, 2005
page 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE